EXHIBIT 12

The following table presents the calculations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)

(dollar amounts in thousands)

	For the Nine Months Ended September 30, 2003
			For the Year Ended December 31,
			2002		2001	2000		1999	1998
Net earnings (loss)	97,053		74,917		33,178	(54,233)		22,317	(5,933)
Add: Fixed charges (2)	162,505		145,940		113,144	125,019		91,074	128,190
Net earnings (loss) plus fixed charges	259,558		220,857		146,322	70,787		113,391	122,257
Fixed charges	162,505		145,940		113,144	125,019		91,074	128,190
Preferred stock dividends	—		—		1,575	3,150		3,290	—
Total fixed charges and preferred stock dividends	162,505		145,940		114,719	128,169		94,364	128,190
Ratio of earnings to fixed charges	1.60x		1.51x		1.29x	0.57x	(4)	1.25x	0.95x	(5)
Ratio of earnings to combined fixed charges and preferred dividends	1.60x	(3)	1.51x	(3)	1.28x	0.55x	(4)	1.20x	0.95x	(5)

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges.
(2)	Interest expense on debt and the portion of rental expense deemed to represent the interest factor.
(3)	Impac Mortgage Holdings, Inc. did not have any preferred stock outstanding during the nine months ended September 30, 2003 and the year ended December 31, 2002.
(4)	Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 2000 was $54.2 million, which represented the Company’s net loss.
(5)	Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1998 was $5.9 million, which represented the Company’s net loss. There were no preferred stock dividends due or paid during the year ended December 31, 1998.